# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A Common Stock, par value $0.00001
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001233831

## Reporting persons
- Vincent K. McMahon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,442,325; shared voting power 0; sole dispositive power 6,442,325; shared dispositive power 0; aggregate amount beneficially owned 6,442,325 (7.88% of the class)
  Comment: Calculated assuming 81,747,465 shares of Class A Common Stock outstanding as of April 30, 2025, as reported on the Issuer's Form 10-Q filed May 8, 2025.

## Item 1. Issuer
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 Fifth Ave., 7th Floor, New York, NY 10010

## Item 2. Person Filing
Name of person filing: This statement is filed by the Vincent K. McMahon, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
c/o McMahon Ventures
1055 Washington Blvd
Stamford, CT 06901
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Vincent K. McMahon: /s/ Vincent K. McMahon, Vincent K. McMahon (08/01/2025)